September 23, 2016

VIA EDGAR AND FEDEX

Russell Mancuso

Branch Chief

United States Securities and Exchange Commission

Office of Electronics and Machinery

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valeritas Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 2, 2016

File No. 333-212653

Dear Mr. Mancuso:

On behalf of our client, Valeritas Holdings, Inc. (“we” or the “Company”), set forth below is the Company’s response to the letter dated September 20, 2016 (the “September 20 Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which relates to the Company’s Amendment No. 1 to Registration Statement on Form S-1, File No. 333-212653 (the “Registration Statement”) submitted to the Commission on September 2, 2016 (the “Amended Submission”). The Company is filing Amendment No. 2 to the Registration Statement (the “Revised Registration Statement”), which includes revisions made to the Amended Submission in response to the September 20 Comment Letter, and to reflect certain additional information. An electronic version of the Revised Registration Statement has been filed concurrently with the Commission through its EDGAR system. A copy of the Revised Registration Statement marked to reflect changes made to the Registration Statement has been sent to the Commission under separate cover.

The numbered paragraphs and headings below correspond to the headings set forth in the September 20 Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. The page numbers in the bold captions refer to pages in the Amended Submission, while the page numbers in the Company’s responses refer to page numbers in the Revised Registration Statement. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Revised Registration Statement.

Morgan, Lewis & Bockius LLP

502 Carnegie Center
Princeton, NJ 08540-6241	+1.609.919.6600
United States	+1.609.919.6701

A Pennsylvania Limited Liability Partnership | Randall B. Sunberg, Partner-in-Charge

Russell Mancuso

United States Securities and Exchange Commission

September 23, 2016

Prospectus Summary, page 1

1.	Please expand your response to prior comment 1 to address whether competitors offer FDA-cleared basal-bolus insulin delivery devices, and, if so, revise to clarify. Include in your response all such delivery devices, including ones that are not mechanical.

Response:

In response to the Staff’s comment, we respectfully note that other companies do offer FDA-cleared basal-bolus insulin delivery devices, but they are all electronic and not mechanical. Accordingly, we have added disclosure in the last paragraph on page 1 and in the first full paragraph on page 82 of the Revised Registration Statement that all other FDA-cleared basal-bolus insulin delivery products currently available in the United States are electronic and are classified as Durable Medical Equipment and, although cleared for both Type 1 and Type 2 diabetes, were designed primarily for patients with Type 1 diabetes. In addition we have revised the disclosure in the last paragraph on page 83 of the Revised Registration Statement to state that we do not consider pumps as competing products and that our competing products are insulin injections either by insulin pens or syringes and insulin vials.

Competitive products, page 10

2.	If competitive products that you mention in the penultimate sentence of the first paragraph already exist on the market, please revise to clarify. In this regard, we note the last sentence of your response to prior comment 3.

Response:

In response to the Staff’s comment, we have added disclosure in the first paragraph on the risk factor titled “Competitive products or other technological breakthroughs for the treatment or prevention of diabetes may render our product obsolete or less desirable” on page 10 of the Revised Registration Statement.

Russell Mancuso

United States Securities and Exchange Commission

September 23, 2016

We may be exposed to additional risks as a result of “going public,” page 37

3.	We note your response to prior comment 8. Please revise to clarify the “certain restrictions” and “certain specified periods” at issue if your conclusions are incorrect. Also clarify the effect of reliance on Rule 144, given Rule 144(i).

Response:

In response to the Staff’s comment, we have inserted the following disclosure after the fourth sentence in the risk factors titled “We may be exposed to additional risks as a result of “going public” by means of a reverse acquisition transaction” on page 37 of the Revised Registration Statement:

In particular, if we are deemed a “shell company” pursuant to Rule 144, purchasers of our common stock will have no ability to resell or transfer their shares until the Company meets the requirements of Rule 144(i). If a purchaser of our common stock is unable to rely upon Rule 144 to sell such securities due to Rule 144(i), then the shares must be registered or another exemption from registration must be found in order for the distribution of the shares to be made. Pursuant to Rule 144(i), reliance upon Rule 144 is typically available for the resale of restricted or unrestricted securities that were initially issued by a reporting or non-reporting “shell company” (or an issuer that has been at any time previously a reporting or non-reporting shell company) if (1) the issuer has ceased to be a shell company; (2) the issuer is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (3) the issuer has filed all reports and material required to be filed under Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and (4) at least one year has elapsed from the time that the issuer filed current “Form 10 information” with the SEC reflecting its status as an entity that is not a shell company. Therefore, if we cannot meet these requirements, purchasers of our common stock cannot rely on Rule 144 to resell or transfer their shares, and such purchasers will have no liquidity until and unless such securities are registered with the SEC.

Russell Mancuso

United States Securities and Exchange Commission

September 23, 2016

Cautionary Note, page 40

4.	We note your response to prior comment 10. Please revise your disclosure in the last paragraph of this section to remove any implication that you are incorporating disclosures by reference into this prospectus.

Response:

In response to the Staff’s comment, we have deleted “and other documents which we may file from time to time with the Securities and Exchange Commission” from the last sentence on page 42 of the Revised Registration Statement.

Selling Stockholders, page 42

5.	Please expand your response to prior comment 11 to tell us how you determined whether WestPark Capital is in the business of underwriting securities, including whether you considered the filings Westpark Capital makes with the SEC. Additionally, if WestPark Capital is a broker-dealer and did not receive its shares as compensation for underwriting activities, please revise to disclose it as an underwriter and disclose the fixed price at which it will sell the securities for the duration of the offering.

Response:

In response to the Staff’s comment, we respectfully note that WestPark Capital, Inc. served as a sub-placement agent to Katalyst Securities LLC in the Private Placement and did not act as an underwriter, nor are they deemed to be an underwriter because they were not a placement agent for a public offering. The warrant exercisable for 200 shares of common stock was issued to WestPark Capital, Inc. as consideration for the placement of shares of common stock to investors in the Private Placement. In addition, the warrant has a fixed price equal to $5 per share, which was the market price at the time of issuance.

That said, we have added disclosure in the penultimate sentence of the first paragraph on the cover page of the Revised Registration Statement that includes WestPark Capital, Inc. as a placement agent and have amended footnote 39 of the Selling Stockholder table on page 48 of the Revised Registration Statement to state that WestPark Capital, Inc. is a broker-dealer rather than an affiliate of a broker-dealer.

Russell Mancuso

United States Securities and Exchange Commission

September 23, 2016

Lock-up Agreements, page 55

6.	We note your response to prior comment 16. Please tell us which exhibit contains the 80% lock-up agreement.

Response:

In response to the Staff’s comment, we have filed the form of this lock-up agreement as Exhibit 10.33 to the Revised Registration Statement.

Management’s Discussion and Analysis, page 58

7.	Please expand your response to prior comment 19 to tell us how investors can adequately understand your results of operations without disclosure of your patient retention and refill rates given your statement on page 8 that retention is a key to maintaining and growing your revenue. Also tell us whether your patient retention and refill rates, as well as the portion of your revenue from new customers, have changed materially in any of the periods presented.

Response:

In response to the Staff’s comments, we have added disclosure in the (1) penultimate sentence of the second full paragraph on page 2 of the Revised Registration Statement, (2) first sentence of the risk factor “Our ability to maintain and grow our revenue depends both on retaining a high percentage of patients using V-Go…” on page 8 of the Revised Registration Statement and (3) third full paragraph on each of page 61 and 82 of the Revised Registration Statement that provides that refill prescriptions, which account for nearly two-thirds of the Company’s total prescriptions, move in parallel with patient retention rates and are therefore used as a proxy to determine patient retention rates. In addition, we have added that the Company has not experienced any material fluctuations in either the refill prescription or patient retention rates in the second full paragraph on page 61 of the Revised Registration Statement.

We believe that this additional disclosure regarding refill rates allows investors to adequately understand our results of operations, as it provides a proxy for determining patient retention rates. We once again note that the Company does have proprietary data on the average adherence and persistency of patients using V-Go; however, like most companies that sell diabetes products, we believe that disclosing this specific information would be severely disadvantageous. We drafted this disclosure to be consistent with those of other insulin delivery devices. For instance, two insulin delivery companies (Insulet Corporation and Tandem Diabetes Care, Inc.) state in their Form 10-K for 2015 that patient retention is important and key to their growth, but neither specifically disclose any retention rates.

Russell Mancuso

United States Securities and Exchange Commission

September 23, 2016

Liquidity and Capital Resources, page 67

8.	Please reconcile your response to prior comment 22 indicating that you are not subject to any other covenants with Sections 8 and 9 of Exhibit 10.11 and Articles 5 and 6 of Exhibit 10.32, and expand your response to discuss whether any of these affirmative or negative covenants are restricting your financial or operating flexibility.

Response:

In response to the Staff’s comment, we respectfully note that Exhibits 10.11 and 10.32 that relate to the Company’s senior secured debt and subordinated debt, respectively, include additional covenants, but the Company does not consider that these materially restrict the financial or operational flexibility of the Company. In particular, the Company does not consider that any negative covenant materially restricts the financial or operational flexibility of the Company, because the Company has not engaged, and currently does not plan to engage, in any of the restricted corporate activities, such as disposing of any assets outside the ordinary course of business or amend any material agreements that would materially restrict the financial or operational flexibility of the Company. In addition, the limitation in Section 6.1 of Exhibit 10.32 that no additional indebtedness may be incurred or assumed unless the Leverage Ratio (as defined therein) would not be greater than 3 to 1 is also not an issue for the Company because the Company only intends to seek equity financing, not further debt financing.

In further response to the Staff’s comments, we have added disclosure in the second full paragraph under the heading “Liquidity and Capital Resources” on page 68 of the Revised Registration Statement to provide a description of these affirmative and negative covenants and that the Company does not consider these to materially restrict the financial or operational flexibility of the Company

Russell Mancuso

United States Securities and Exchange Commission

September 23, 2016

Demonstrated Results and Enhanced Patient Experience and Customer Support, page 89

9.	The last sentence of your response to prior comment 25 appears to be limited to two criteria. Please expand your response to tell us about any study that (1) reached conclusions that are contrary to the conclusions you disclose or (2) otherwise include material negative conclusions regarding your product. Address in your response whether those conclusions should be disclosed to balance the information currently in your prospectus.

Response:

In response to the Staff’s comments, we respectfully note that no study has reached any contrary conclusions regarding the product of the Company, including but not limited to the two criteria (glucose and overall prescribed insulin dose) mentioned in the last sentence in comment twenty-five of the Amended Submission. We further note that we initially included only these two criteria in the last sentence in comment twenty-five in the Amended Submission because of the importance of these factors in the studies of the Company, not because there were any negative conclusions that the Company did not intend to disclose.

10.	From your response to prior comment 26, it appears that you paid the third-party researchers named in the prospectus a study site fee, compensation for data analysis, and an educational grant in connection with the study results that you disclose. If so, please file the consent of the named researchers as an exhibit to your registration statement. See Rule 436.

Response:

In response to the Staff’s comment, we respectfully note that because we did not, and currently do not, consider any of the studies included in the Registration Statement (which are each a retrospective clinical data analysis) a report or an opinion as contemplated in Rule 436, we did not, and currently do not, consider it necessary to file any consents of any named researcher. Additional factors that were considered to reach this conclusion are as follows:

1.	Each of the studies included in the prospectus are publicly available. Each study was peer reviewed and published in a scientific journal or industry organization publication as an abstract.

2.	No study was initiated, prepared or conducted at the request of the Company for inclusion in any registration statement, including the Registration Statement.

Russell Mancuso

United States Securities and Exchange Commission

September 23, 2016

3.	Any study site fee paid to institutions is part of the ordinary course payments for conducting a clinical study. No researcher received any compensation from the Company for being an author of a study.

4.	Any compensation for data analysis work that was paid to any researcher by the Company was not paid for such researcher to be an author of a study, but for the researcher to perform the data analysis that was the responsibility of the Company on a contractor basis.

5.	Any educational grant or reimbursement for fees associated with major scientific association meetings are to allow researchers to present their studies at such meetings, and are not compensation to the authors for conducting the study. In addition, it is ordinary course for medical device companies to reimburse fees for researchers to attend such meetings.

Employment Agreements, page 122

11.	Please expand your disclosure made in response to prior comment 32 to disclose the compensation to be paid under Section 2(b) of Exhibit 10.29.

Response:

In response to the Staff’s comment, in the fourth full paragraph on page 124 of the Revised Registration Statement, we have disclosed that the Company has not paid, and has no current plan to pay, any compensation pursuant to Section 2(b) of Exhibit 10.29.

March 2015 Employment Agreements, page 124

12.	We note your response to prior comment 33 and your disclosure regarding Mr. Timberlake’s March 2015 employment agreement. Please expand your disclosure to include the material terms of the amended employment agreement filed as Exhibit 10.24.

Response:

In response to the Staff’s comment, in the first full paragraph under the heading “March 2015 Employment Agreements” page 125 of the Revised Registration Statement, we have revised the disclosure to provide the material terms of the amended employment agreement filed as Exhibit 10.24.

Russell Mancuso

United States Securities and Exchange Commission

September 23, 2016

Unaudited Condensed Consolidated Financial Statements, page F-34

13.	We note the parenthetical references to the footnotes on the face of the unaudited condensed consolidated financial statements. Please reconcile the parenthetical footnote references on the face of the financial statements with the notes to condensed consolidated financial statements beginning on page F-38. For example, on page F-34, net loss per share of common shares outstanding – basic and diluted references note 18. However, it appears that net loss is discussed in footnote 17 beginning on page F-51.

Response:

In response to the Staff’s comments, we have reconciled the parenthetical footnote references on the Revised Registration Statement with the notes to the condensed consolidated financial statements.

Exhibits

14.	Please expand the last paragraph of your response to prior comment 38 to tell us whether any of the agreements with the distributors mentioned in the carryover paragraph at the top of page 99 include any material volume discounts or indicate when the agreement will expire.

Response:

In response to the Staff’s comment, we respectfully note that none of the agreements with distributors have any volume discounts. Each distributor receives a fee-for-service based on wholesale acquisition cost (WAC). In addition, each agreement has a term of three years.

15.	We note your response to prior comment 39. Please file Exhibit A to Exhibit 10.29.

Response:

In response to the Staff’s comment, we have refiled Exhibit 10.29 to include Exhibit A thereto.

Russell Mancuso

United States Securities and Exchange Commission

September 23, 2016

Exhibit 5.1

16.	The opinion that you file per Regulation S-K Item 601(b)(5) should not include assumptions that are overly broad, that assume away the relevant issue, or that assume any of the material facts underlying the opinion or any readily ascertainable facts. In this regard, we note in the fourth paragraph of this exhibit that counsel has assumed “compliance with each applicable agreement.” Likewise, it is unclear why the last sentence of the fourth paragraph of this exhibit [i]s necessary and appropriate. Please file a revised opinion accordingly

Response:

In response to the Staff’s comment, we have filed a revised opinion.

* * * * * * *

The Company believes that the above responses will be acceptable to the Staff. Please contact the undersigned at (609) 919-6633 if you have any questions regarding the foregoing.

Emilio Ragosa
cc:	John Timberlake, Valeritas Holdings, Inc.